PRIVATE OFFERING NOTICE




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                            Merrill Lynch & Co., Inc.
                            Strategic Return Notes(R)
              Linked to the Industrial 15 Index due August 5, 2008
                    US$10 public offering price per security

                             Private Offering Notice

                                  Summary Terms

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The securities:                                                    Payment at maturity:
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o  Senior unsecured debt securities of Merrill Lynch & Co., Inc.   o The amount an investor will receive at maturity or upon
                                                                     exchange will be based upon the percentage change in the
o  Exchangeable at the investor's option for a cash payment          value of the Industrial 15 Index, which reflects the total
   during a specified period in July of each year from 2004          return of the top fifteen dividend yielding stocks from a
   through 2007 as described in the prospectus supplement.           group of certain stocks in the Standard & Poor's Industrial
                                                                     Index, reconstituted annually, less an annual index
o  No payments prior to maturity unless exchanged.                   adjustment factor of 1.5%.

o  Linked to the value of the Industrial 15 Index, index symbol    o The amount an investor will receive at maturity or upon
   "IXD".                                                            exchange will depend on the value of the Industrial 15 Index.
                                                                     The value of the Industrial 15 Index must increase in order for
o  Expected settlement date: August 5, 2003.                         an investor to receive at least the original public offering price of $10 per security at maturity or upon exchange. If the value of the Industrial 15 Index has declined or has not
                                                                     increased sufficiently, an investor will receive less, and possibly significantly less, than the public offering price of $10 per security.
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The securities (the "Securities"), the subject of the attached offering document
(the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.


                            PRIVATE OFFERING NOTICE

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Investors in the United Kingdom should be aware that Merrill Lynch, Pierce,
Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                    The date of this Notice is July 30, 2003

      This Notice supplements the Preliminary Prospectus Supplement, dated
             July 30, 2003, and the Prospectus, dated June 3, 2003.